Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Reuters Group PLC
Commission File No.: 333-08354
The following is an extract of a transcript of a management presentation given by Reuters Group PLC on July 27, 2007 at 11:30 am, London time. The filing of this transcript under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.
The following extracts contain forward certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies. Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
•	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

•	the approval of the proposed Transaction by Reuters shareholders;

•	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

•	the effect of regulatory conditions, if any, imposed by regulatory authorities;

•	the reaction of Thomson’s and Reuters customers, employees and suppliers;

•	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

•	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts reporting activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.
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REUTERS
INTERIM RESULTS 2007
Friday, 27 July 2007

Miriam McKay: Good morning, ladies and gentlemen, and welcome to Reuters interim results. With me on the platform are David Grigson, who is going to take you through our numbers for the half year and Tom Glocer, who will then give you an update on where we are with the Thomson-Reuters transaction.
Before we start, I need to remind you that our statements today contain forward-looking statements and the Risk Factors section of our Annual Report and today’s press release contain information about how our actual results could differ from our forward-looking statements today. You can find copies of these documents on our website or obtain copies from us in Investor Relations...
Trading performance
Here are our top-level trading numbers. The main positive for me is that the benefits of Core Plus and strong revenue growth are flowing through into our trading profit.
Recurring revenue growth remains strong, at an underlying 6.4%, driven by 2007 price increases, which added 2%, and strengthening volumes consistent with our excellent first-half sales and installs performance. As you can see on this chart, the growth trend in underlying recurring revenue is particularly apparent when you look at growth before third party recoveries.
The main component of usage revenue, which is FX brokerage, continued to be a strong driver of growth, with record volumes reported in June. The effect of this is masked somewhat in the 9% overall growth figure for usage by the uneven phasing of TV usage revenues in Media.
Outright revenue declined slightly in the first half. This is a revenue stream that tends to be second-half weighted, as you know, and is driven largely by sales of Risk Management software. Customer demand for risk management remains high and the sales pipeline for trade and risk management products is stronger than ever.
Trading profit tracker...
One of the benefits of the Thomson-Reuters transaction is that the combined entity, which will report in US dollars, will be proportionately less exposed to currency movements...
Media...
Editorial excellence remains at the heart of our financial divisions as well as our Media business and has a key role to play going forward in Thomson-Reuters...
Statutory Results
Let us move on now to look at the key lines of our Statutory Income Statement. Operating profit grew 10% to £134 million after including £21 million transaction costs related to Thomson-Reuters. This largely represents legal and advisory fees incurred to date and there will be more between now and completion...
Guidance

At this point in the presentation, I would usually update you on our guidance. But, as you know, we are in an offer period which makes it problematic to give guidance which could constitute a profit forecast. We will not be giving any specific revenue and margin guidance for 2007 as part of these interim results.
Therefore, I will simply conclude by reiterating how pleased we are with the strong sales, revenue growth and profit uplift we have delivered in the first half, and hand over to Tom.
Tom Glocer: Thank you, David. That was a warning bell that time was up, and these poor people have been through UBM and Sky, so I will try and keep it brief and get to questions.
I just have two topics on my agenda for today. First, I will give you a quick perspective from me on our Interim results, and second, an update on the Thomson-Reuters combination.
H1 performance highlights...
Naturally, when two companies come together, there is always some anxiety about the future, so I am particularly pleased that trading has been so strong in a period when staff are quite reasonably concerned about what the combination means for them, and their company. I have been impressed by the positive attitudes of my Reuters colleagues, and I just want to take this chance — I do not get many others on a one-to-one basis, and many of them listen into this webcast — to thank them for all the hard work they have done, and also to have kept the focus on the business, on our customers and on delivering these results...
Thomson-Reuters transaction update
Let me turn then to update you on where we are on the deal. When we announced the transaction back in May, I talked about our vision to become a leading provider of electronic information and related applications to professionals in all knowledge based markets — in other words, to create the information company for the 21st century: global, electronic and focused on the most valuable of audiences, professionals in media, tax, regulatory, legal, accounting, scientific and healthcare. We talked then about meeting customers’ growing demand for more specialised and deeply integrated information and software, combining two experienced management groups and delivering net synergies in excess of $500 million by the end of Year 3. We also looked at a process to completion and the creation of a dual-listed company which would allow our shareholders to continue to participate in value creation.
In my subsequent conversations with many of you, I have been pleased that you share our enthusiasm for the combination. For Reuters, it provides a means to accelerate and amplify what we have really been doing under Core Plus, both growth and transformation, as well as now to diversify the sources of our revenues. For Thomson, it brings better scale in the financial markets and a route to help globalise their other businesses.
Customer reaction

Thus now, two months into the process, I would like to share some thoughts with you on where we are on each of those topics and what we have learned as we have moved forward in the integration planning.
First then, customer reaction: in the weeks following the deal announcement, we have engaged with most of our customers and these slides what customers have highlighted — on a no-names basis — as the key features of the deal for them. What I would highlight out of this is the creation of enhanced services for the buy-side, a more competitive offering in the fixed income area in terms of content and trading with Trade Web, and deep reference and analytical content. The other factor that many customers are discussing with me is the rapidly changing face of the market data industry, with the arrival of new entrants, the formation of sell-side consortia and the consolidation of exchanges. Thomson-Reuters will be better-placed to compete in this fast moving environment than, I think, either company would have been on its own.
[Graph]
Next, management: one of the many positive aspects of the deal is the way the two management teams will fit together. There were a couple of open slots that I needed to fill on my org chart when I showed this slide back in May. I am pleased to say that now the full team of eight has been selected and I am going to be supported at Head Office by a good combination of both Thomson and Reuters people. We will be running an integration programme — we are running an integration-planning programme — with three streams. First, creating the new Thomson-Reuters Head Office: what does the corporate centre do to add value in the combination? Second, and most importantly, obviously integrating our two financial businesses; but also, and quite important in terms of long term growth potential, forming the new professional division out of Thomson’s legal, tax & accounting, scientific and healthcare businesses.
Both Thomson and Reuters have deep and recent experience of running integration projects. We know how to manage change as well as how to create value. So there is a small core team working with me on the integration but, in the meantime, for large parts of both companies, it is business as usual. As you can see from at least our first half results — and you can no doubt look through what Thomson announced yesterday — each company is really focused on its business and going full steam.
Large deliverable synergies
Third then, let me turn to synergies. You will remember when we announced the deal that we talked about net synergies at an annual run rate in excess of $500 million by the end of year 3. This is in addition to the $300 million that we have already promised at Reuters under Core Plus and the $150 million that Thomson has promised to deliver under THOMSONplus. So it is nearly $1 billion in total. A better understanding, as we have gone into it, of how our two costs bases compare has only reinforced our confidence that the deal synergies are well achievable. The combination of Thomson and Reuters, though, is a lot more than $500 million in cost synergies.
Integration program objectives

Successful integration will really be about creating a company that can grow faster than the market as a whole and that can grow faster than either company could achieve on its own. A company with a world class brand, world class talent bench, culture and a really global operating platform. This is what is really able to make Thomson-Reuters such a fast-growing, high-margin cash machine and this is exactly what I have tasked the integration teams to deliver.
Deal timetable
Next, let us turn to deal timetable. As we highlighted at the announcement of the transaction, competition law clearances will represent key milestones in getting the deal done. We engaged rapidly, after announcement, with the authorities in various jurisdictions, most notably in the EU, the US and Canada and we intend to wait until we have the key clearances before we publish our shareholder circulars.
Let me just talk you through a bit of both the EU and US processes. In Europe, we are in pre-filing discussions with the Commission staff and we currently expect to make our formal filing in September. This will trigger the usual Phase 1 inquiry, which lasts from five to seven weeks. By filing after the summer and co-operating and having discussions with the EU Commission staff during the summer, what we hope to be able to do is give them the opportunity to conduct quite a thorough initial review, which could put them in the position to clear the transaction at the end of the Phase 1 period. If not, they would continue into a Phase 2 review and our working assumption is that if a Phase 2 is required, we could then close the deal, say, in the first quarter of next year. But, as I said, if we can get out at the end of a Phase 1, we think we would still be able to close by the very end of this year. Ultimately, of course, this is much more up to the regulators than it is to me and we respect both the process and their timetable.
In the US, interestingly, the transaction will not be subject to the formal Hart-Scott-Rodino anti-trust process, because of the dual-listed nature of the structure. However, we are still voluntarily presenting the transaction to the Department of Justice. We have been in discussions with them and in practice, we expect their review to be comparable to what an HSR review would have been. So I expect in the end that both the EU and the US processes will be pretty much co-terminus.
It is a large transaction, and it involves fairly complex businesses, so we always expected that the authorities would need some time to conduct their reviews. However, I remain very confident, certainly based on the customer feedback that we have also been having, that the deal is pro-competitive, with major benefits to customers, and that therefore we should receive our clearances in due course.
Dual-listed company structure
Finally, let me talk a little about the dual-listed company that we will create. The mix of cash and shares in the transaction, and the dual listing structure, were particularly important to the Reuters board, including David and me, because we wanted to give our shareholders the opportunity to continue to participate in the value that we have created at Reuters and which we believe we can continue to create as a result of the transaction.

Thomson-Reuters will be a global company that is anchored in the two largest capital markets in the world and our intention is to see this reflected not only in our business but in our shareholder base as well. I plan to keep my current offices in both New York and London and I look forward to continuing actively to engage with investors and analysts on both sides of the Atlantic.
A signature year
To sum up, with this pretty view of a race car, this has been a high octane first-half for us. We are very enthusiastic about the potential of the Thomson-Reuters combination and we will use the time afforded us by the regulatory process to make sure that we really get off to a flying start when the deal completes.
Equally important for us is the focus on the delivery of a signature year for stand-alone Reuters. I hope today’s results show that we are off to a very good start in doing just that as well.
This was always going to be a very important year for Reuters, as Core Plus started to deliver earnings growth and not just revenue growth. With an even bigger prize now in sight, we intend to drive hard right to the finish line.
Thank you very much for your patience and thank you for coming. David and I will be more than happy to take your questions now.
Questions & Answers
Paul Gooden (ABN Amro): I have three questions. First, is there any evidence yet in your business of revenue dis-synergies whereby some customers, for contingency purposes, might say that they do not want to source from both you and Thomson, if you are going to be the same company?...
My second question is on capex beyond this year. Do you think capex will come down, or do you think that the £220 to £230 level is where it will be, going forward?
Finally, could you clarify the accounting standard that will exist for Thomson-Reuters?
Tom Glocer: I will take the first question and let David give the fun answers on the second and third.
The short answer is that we have no evidence yet and, in the discussions that we have had, there is no discernable trend and no material amount of revenue dis-synergy. However, that is as much due to the fact that we are not, at this early stage, into a deep discussion yet of what actually is the product roadmap. Because we are pretty conservative and because we have experience, we have budgeted in, in arriving at the net £500 million figure, a certain amount of revenue dis-synergy. There will also be significant synergies which we have not budgeted at all, and that is just based on our own experience that there are people whose sourcing rules will require them to take from one of the many other sources in the market.
David Grigson: On capex, as you know, we have been playing catch-up a little with that, just because we have had to build greater resilience into our existing data centres,

because we have had to build them out and strengthen them in advance of migrating onto the new BT network, and hence being able to close down a whole lot of smaller data centres. That level of peak investment is now behind us.
As I said at the Prelims, we felt that our capex would come down from the over 9% rates that we were seeing then, to something closer to 7% within the next couple of years or so. Seven per cent, then, was a number that we really felt was right for Reuters. It is interesting, of course, that subsequently that Thomson has also said that 7% is a number that they are comfortable with, with not-dissimilar businesses on the professional side to Reuters. That feels right. There is nothing about our business which suggests that we should change that target and, who knows, there may be opportunities within the integration, particularly around data centres, to bring that down further.
On accounting standards, the combined entity will be put under Canadian GAAP but obviously reconciled both into US GAAP and into IFRS. Reuters-Thomson PLC will report under IFRS, but it will not be a particularly meaningful set of accounts because it will just be for that particular leg. I noticed yesterday, or was it the day before — I think the SEC are starting to try and accelerate, particularly in the US, acceptance of IFRS as an accounting standard. Bob Daleo and the team there are committed to transferring across to IFRS as soon as it becomes sensible and feasible to do so. I do not think that is expected for a couple of years but, who knows — it may come more quickly.
Rogan Angelini-Hurll (Citigroup): I have three loosely-related questions. First, on the Reuters Core business — as in the Reuters business stand-alone — terminal numbers in toto keep on coming down as the legacy products come up. When do you think you might reach a turning point, when either legacy stops coming off or at least the premiums start outweighing the legacy losses?
Secondly, Tom showed us a lot of positive customer feedback but what was the single biggest concern that you had back from customers, when you were talking to them, of the deal together?
My third question is an extension from Paul’s question. You were talking about customer dis-synergies, perhaps, but one of the key things of Core Plus has been to reduce the number of services — the whole Transformation product and different products that Reuters offers. You are now adding to them, of course, with the Thomson products. Is there a level or a number of services that you have identified, that you will get rid of in a combined Thomson-Reuters — i.e., will you actively make more legacy products?
Tom Glocer: Those are good questions. Let me start from the beginning. I think holding market conditions constant, as they are — once we get through the US migration of Telerate, which is winding down this year, you reach a point where there will still be a few legacy old Trader positions coming out, but that will be more than made up for by the success we have been having with Reuters Knowledge, with Xtra and even in the FX Trading products. Absent the Thomson acquisition, I would have said that towards the second part of this year and certainly by the end of this year.
In time, to answer your third question, we will see some level of consolidation again with Thomson. The good news is both on the Thomson side, with their strategy which has been the creation of the Thomson ONE platform out of what was, for them, a multitude of really separate companies, not just separate products. With the common platform project that we were running independently and before the merger, that is the way architecturally they come together.
Heading into your question about customer concerns, one concern that was raised with me was a hope that we weren’t going to suddenly change our overall approach which has been to have a segmented commercial policy, so you don’t only have to buy Xtra, you can buy a fit-for-purpose, or if you will, a smaller product for a different market. The second that we would not change our approach technologically which is to provide open services that can be integrated, including via a Reuters Market Data System (RMDS). The answer I have given to both those questions, was a very heartily ‘we are not going to change that at all’.
The only other concern, and the feedback has been overwhelmingly positive, is just to understand what the roadmap is, what are our plans in the US, bringing Reuters Plus and the old Thomson ILX business together. What we hope to do there is simply bring together a best of breed product for that lower end of the market.
Colin Tennant (Lehman Brothers): ...Just another one on Core Plus. Back at the time the deal was announced, one of the things that was asked was some of the Core Plus projects were obviously going to go into areas where Thomson was already. Having now had a look at it for a couple of months, as we go through the back end of this year, are there any of those projects that are being wound down now in anticipation of completion so we might see that impacting the Core Plus revenue at the back end of the year?
Tom Glocer: No, not really. There are a couple of the ongoing projects in Core Plus where there is some beautiful complementarity. To give you an example, we have been investing significantly out of Research & Asset Management in the so-called primary research opportunity, which is to provide differentiated, very high quality research on narrow verticals, one of the chosen markets having been pharma. With access now on the Thomson healthcare and scientific side to some really high quality data, for example their web of science that has abstracts from all of the leading scientific journals, which is how scientists often start approaching research work, if you are trying to analyse a GSK drug in Phase II trials, not only will you have the financial information, the additional layer of research that we were providing from trained professionals in those markets, but now the ability to also click through into underlying databases on the hard science. Similarly, if you are trading in the distressed debt markets, you will now be able to get across into — or you will eventually after closing — the Westlaw database of Bankruptcy Court rulings. There is very nice complementarity because obviously what we all do in the financial services sector often relies on content from adjacent fields and that is now all possible to bring in-house.
David Grigson: If you think about where the majority of those investments, and indeed therefore where the savings were going come from, Project Keystone migrating our customers on to a single network, no change. Actually, perhaps from a BT perspective, rather the opposite, maybe even some opportunity that we could get some extra benefit from. Our whole billing and admin systems upgrade, again no change.

Our internal project to effectively outsource the provision of IT services, internal IT services — we have rescoped it in light of the programmes, but it hasn’t changed the fundamental financials, and indeed, the outsource provider there sees an opportunity and therefore in the end, the scale of the opportunity managed to grow rather than shrink, even for the Reuters business, just because the scale of the opportunity just grows.
So, no changes to the expected financial outcome, even though some small rescoping within the projects themselves...
Polo Tang (UBS): Just one question and that is on the cost-saving synergies with Thomson. You have outlined more than $500 million of savings in three years time, but any colour in terms of the profile?
Tom Glocer: Not a lot more to add. We have gone back on both sides and essentially validated on a more granular level. So I would say the confidence level, both from the two separate teams and to the extent we co-ordinate at a steering company level, although without access to all the deep cost data, is very high. The types of places it is coming from are: each side is doing work looking at the data centre opportunity. Reuters was already consolidating data centres but now, we have another opportunity to look at that. Communications, as David has mentioned: everyone has to run in the industry a main line and a back up, but you do not need to run four into, say, the Merrill Lynch building here. In general, if you can do line consolidation, run a fatter pipe and go down, you will save and hopefully will be able to pass on savings to customers there.
We are looking at very pedestrian things really, like leases for office space around the world. If you have two sales offices in Tokyo, can you now have one? That really adds up at this scale. Two levels of payments to outside support on Sarbanes-Oxley; we can run one process now, larger in scope than either one had alone but overall, spend less than the two combined. You start thinking down a very long list of things like that, just basic, sensible business decisions. We get the 500 pretty fast.
Patrick Wellington (Morgan Stanley): For years, analysts have charted the Reuters share price against the investment banks’ index. I have had the notice from my personal holdings: investment banks’ shares have done quite badly in the last few days! What do you feel about your level of sales from investment banks? What proportion is it now? How do you, using your skill and judgment, feel that they will respond to what is inevitably a period of tightening conditions for them? That is the first question. Then the second is that the combined Reuters-Thomson will be primarily a financial business — a bit cyclical, very high quality legal business. It is roughly 60/40. Once you get your feet under the table, Tom, do you think a bit of rebalancing is required for that portfolio?
Tom Glocer: I think it is way premature for me to be talking about rebalancing the portfolio. It does give me the opportunity to say, how prescient, how good Dick Harrington and team have been at optimising their portfolio. Look at something like their learning business, to be the first one out the door to say, with a nice growing business, a really high quality business, they nonetheless want to divest it, to go out to get it down at a much bigger price and then to allow APACS to do the credit, really just at the end of the incredibly good credit cycle. They have been really good at that so I think I have as much to learn from then as anything that I can bring to bear.

Obviously, we will look at issues like the relevant size of science and healthcare and what the future direction is, how we can grow those businesses, what the other interesting industries are. If the mission of the firm really is all about content and applications to be delivered to professionals at work in all the best verticals — finance, legal, tax, regulatory, and so on — then I do not think the vision just ends with the current businesses. There are other adjacent ones.
Then back to your first question on, I guess, investment banking, the cyclicality. I have been around long enough to remember when you were at that certain other investment bank and wrote the famous Terminal Reuters report. Clearly, in my mind one of the advantages, from a Reuters holder, of coming together is not only greater diversity of revenue from having something other than just 94% finance but the very nature of the legal business — and really, science & healthcare as well and tax and regulatory — is that they are less cyclical or at least the cycle does not move in the same places. As an old lawyer, I know that lawyers tend to make money when it goes up and when it goes down, because then the litigators make money and everyone claws over every penny. So I like that profile of professional publishing assets.
In terms of our exposure in finance, again the complementarity of Thomson Financial and Reuters means that we will have a much better presence on the buy-side. If you look at, say, the Reuters Knowledge results or Reuters Research and Asset Management, you can see how we have grown that from really negative margin to be now plus 9%. But we were still quite sell-side dominant.
Finally, I guess, is the question: I do not think it is the sell-side or that we are at the end of the cycle. The market seemed to shrug off right at the time of our Preliminary results that the unwinding of the end carry-trade was going to ruin the world and then the DOW went on, and the FTSE, to new highs. The first wave of credit issues and the Bear Stearns bale-out of their funds — we recovered from that. It is early in the summer. People are going away. They are closing out positions. I think what we should do is come back, like we did last year, look at September. This year none of us are worried about it at all; the issue really is what 2008 and 2009 look like and it is too early to tell, for me, on two days of trading...